SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _____________ SCHEDULE 13G (Rule 13d-102) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b) (AMENDMENT NO. __)* Syntax ETF Trust/Stratified LargeCap ETF (Name of Issuer) ETF Shares (Title of Class of Securities) 87166N106 (CUSIP Number) March 10, 2021 (Date of Event Which Requires Filing of This Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [ x ] Rule 13d-1(b) [ ] Rule 13d-1(c) [ ] Rule 13d-1(d) * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). CUSIP NO. 87166N106 --------- --------------------------------------------------------------------------- (1) NAMES OF REPORTING PERSONS SYNTAX ADVISORS, LLC --------------------------------------------------------------------------- (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ] --------------------------------------------------------------------------- (3) SEC USE ONLY --------------------------------------------------------------------------- (4) CITIZENSHIP OR PLACE OF ORGANIZATION New York --------------------------------------------------------------------------- NUMBER OF (5) SOLE VOTING POWER 0 SHARES --------------------------------------------------------- BENEFICIALLY (6) SHARED VOTING POWER 290,270 OWNED BY --------------------------------------------------------- EACH (7) SOLE DISPOSITIVE POWER 0 REPORTING --------------------------------------------------------- PERSON WITH (8) SHARED DISPOSITIVE POWER 290,270 --------------------------------------------------------------------------- (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 290,270 --------------------------------------------------------------------------- (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ] --------------------------------------------------------------------------- (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.3% --------------------------------------------------------------------------- (12) TYPE OF REPORTING PERSON IA --------------------------------------------------------------------------- Item 1. (a) Name of Issuer: Syntax ETF Trust/Stratified LargeCap ETF (b) Address of Issuer's Principal Executive Offices: One Liberty Plaza, 46th Floor, New York, NY 10006 Item 2. (a) Name of Person Filing: SYNTAX ADVISORS, LLC (b) Address of Principal Business Office or, if None, Residence: One Liberty Plaza, 46th Floor, New York, NY 10006 (c) Citizenship: USA (d) Title of Class of Securities: ETF Shares (e) CUSIP Number: 87166N106 Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act. (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act. (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act. (d) [ ] Investment company registered under Section 8 of the Investment Company Act. (e) [ x ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E); (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F); (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G); (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act; (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J). Item 4. Ownership. (a) Amount beneficially owned: 290,270 (b) Percent of class: 28.3% (c) Number of shares as to which the person has: (i) Sole power to vote or to direct the vote: 0 (ii) Shared power to vote or to direct the vote: 290,270 (iii) Sole power to dispose or to direct the disposition of: 0 (iv) Shared power to dispose or to direct the disposition of: 290,270 Item 5. Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ] Item 6. Ownership of More than Five Percent on Behalf of Another Person. On behalf of its shareholders, the Syntax Stratified U.S. Total Market ETF has the right to receive dividends from, or the proceeds from the sale of, the securities that are the subject of this report. Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable Item 8. Identification and Classification of Members of the Group. Not applicable Item 9. Notice of Dissolution of Group. Not applicable Item 10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Filer SYNTAX ADVISORS, LLC By: /s/ Patrick Chism Name: Patrick Chism Title: Chief Compliance Manager Date: April 21, 2021